UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Bonanza Creek Energy, Inc

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

097793103

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

CUSIP No. 097793103

1	Names of Reporting Person: Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power None
	6	Shared Voting Power None
	7	Sole Dispositive Power 7,587,859
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,587,859
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 19.18%
12	Type of Reporting Person (See Instructions) IA, OO

Item 1	(a).	Name of issuer:

Bonanza Creek Energy, Inc. (the “Issuer”)

Item 1	(b).	Address of issuer’s principal executive offices:

410 17th Street, Suite 1500, Denver, Colorado 80202

Item 2	(a).	Name of person filing:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation (the “Reporting Person” or “AIMCo”).

Item 2	(b).	Address or principal business office or, if none, residence:

The address of the principal business office of the Reporting Person is 1100-10830 Jasper Avenue, Edmonton, Alberta, T5J 2B3.

Item 2	(c).	Citizenship:

Alberta, Canada

Item 2	(d).	Title of class of securities:

Common stock, par value $0.001 per share (the “Shares”).

Item 2	(e).	CUSIP No.:

097793103

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4	(a).	Amount Beneficially Owned:

Her Majesty the Queen in Right of the Province of Alberta holds the Shares reported herein in her own capacity and as trustee/nominee for certain Alberta pension clients for which AIMCo serves as investment manager pursuant to the Alberta Investment Management Corporation Act R.S.A. C.A. 26-5 (2007). Such clients have the right to receive dividends from, or the proceeds from the sale of, such Shares held on their behalf.

As of December 31, 2011, the Reporting Person may be deemed the beneficial owner of 7,587,859 Shares over which West Face Capital Inc. (“West Face”) may exercise voting power pursuant to an investment management agreement between West Face and AIMCo, on behalf of its clients.

Item 4	(b).	Percent of class:

The number of Shares of which the Reporting Person may be deemed to be beneficial owner constitutes 19.18% of the number of Shares outstanding (based upon information provided in the Issuer’s prospectus on Form 424B4, filed December 19, 2011, there were to be 39,560,308 Shares outstanding upon completion of the Issuer’s initial public offering, assuming no exercise of the over-allotment option).

Item 4	(c).	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:

0

		(ii)	Shared power to vote or to direct the vote:

0

		(iii)	Sole power to dispose or to direct the disposition of:

7,587,859

		(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See disclosure in Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

Item 9 is not applicable.

Item 10.	Certifications.

Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

Dated: February 13, 2012	By:	/s/ Brian Gibson
	Name:	Brian Gibson
	Title:	Senior Vice President, Public Equities